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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                           ARGUSS COMMUNICATIONS, INC.
                    -----------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    040282105
                                    ---------
                                 (CUSIP Number)

                              Joel M. Handel, Esq.
                             Baer Marks & Upham LLP
                                805 Third Avenue
                            New York, New York 10022

--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                January 12, 2002
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
| |.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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-----------------------------------         -----------------------------------
CUSIP No.   040282105                 13D              Page 2 of 6 Pages
-----------------------------------         -----------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ronald D. Pierce
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     SC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 1,232,850 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    1,232,850 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,232,850 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                            / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

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-----------------------------------         -----------------------------------
CUSIP No.   040282105                 13D              Page 3 of 6 Pages
-----------------------------------         -----------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Kenneth R. Olsen
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 12,400 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    500 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    12,400 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    500 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,900 shares
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                            / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.09%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

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-----------------------------------         -----------------------------------
CUSIP No.   040282105                 13D              Page 4 of 6 Pages
-----------------------------------         -----------------------------------


ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 6 (this "Amendment") amends the Statement on Schedule 13D originally filed on behalf of Ronald D. Pierce ("Pierce") with the Securities and Exchange Commission (the "Commission") on February 23, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on April 6, 2001, Amendment No. 2 to Schedule 13D filed on April 9, 2001, Amendment No. 3 to
Schedule 13D filed on October 26, 2001, Amendment No. 4 to Schedule 13D filed on November 30, 2001 and Amendment No. 5 to Schedule 13D filed on December 28, 2001. This Amendment also amends the Statement on Schedule 13D originally filed on behalf of Kenneth R. Olsen ("Olsen," and together with Pierce, the "Reporting Persons") with the Commission on October 26, 2001, as amended by Amendment No. 4 to Schedule 13D and Amendment No. 5 to Schedule 13D. This Amendment relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Arguss Communications, Inc. (the "Company"). The address of the principal executive offices of the Company is One Church Street, Suite 302, Rockville, Maryland 20850.

ITEM 2. IDENTITY AND BACKGROUND.

      The information in Item 2 has not changed.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information in Item 3 has not changed.

ITEM 4. PURPOSE OF TRANSACTION.

      The information in Item 4 is hereby amended and restated as follows:

      On November 30, 2001, the Reporting Persons filed a preliminary consent solicitation statement with the Securities and Exchange Commission (the "Commission") seeking consent of the Company's stockholders to remove and replace all of the directors of the Company and revoke certain amendments to the Company's bylaws (the "Consent Solicitation"). On December 6, 2001, the Company filed a lawsuit (the "Lawsuit") against the Reporting Persons in the United States District Court for the District of Maryland alleging, among other things, that the Reporting Persons violated Sections 13(d) and 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Consent Solicitation. On January 7, 2002, the Company voluntarily dismissed the Lawsuit.

      On January 12, 2002, the Reporting Persons entered into a settlement agreement and release with the Company (the "Settlement Agreement") which provides, among other things, that (i) the Reporting Persons shall terminate the Consent Solicitation (which provision remains in effect unless certain events occur), (ii) the Company shall pay Mr. Pierce $500,000 as a partial reimbursement for expenses incurred in connection with the Consent Solicitation and the Lawsuit and (iii) the Reporting Persons release the Company from all claims arising from the Consent Solicitation and the proposed merger between the Company and Dycom Industries, Inc. and the Company releases the Reporting Persons from all claims arising from the Consent Solicitation. The foregoing summary of the terms of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, dated January 12, 2002 and filed with the Commission on January 16, 2002.

      Except as set forth in this Item 4, as of the date hereof the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or

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CUSIP No.   040282105                 13D              Page 5 of 6 Pages
-----------------------------------         -----------------------------------

securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. The Reporting Persons reserve the right in the future to acquire or dispose of their shares of Common Stock and, subject to the terms of the Settlement Agreement, to change their intentions with respect to the Consent Solicitation and the other matters referred to in the Settlement Agreement or to propose or pursue any of the foregoing transactions or matters.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

      The information in Item 5 has not changed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Except as set forth in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      *  Exhibit 1      Settlement Agreement and Release between the Company and
                        the Reporting Persons.

      ** Exhibit 2      Joint Filing Agreement of the Reporting Persons Pursuant
                        to Rule 13d-1(k).

      ---------------
      * Incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on January 16, 2002.

     ** Previously filed as Exhibit 3 to Amendment No. 3 to Schedule 13D filed on October 26, 2001.


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-----------------------------------         -----------------------------------
CUSIP No.   040282105                 13D              Page 6 of 6 Pages
-----------------------------------         -----------------------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:  January 18, 2002



                                          By:    /s/ Ronald D. Pierce
                                              --------------------------------
                                              Name:  Ronald D. Pierce


                                          By:    /s/ Kenneth R. Olsen
                                              --------------------------------
                                              Name:  Kenneth R. Olsen